UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.

(Name of Registrant)

9335 Harris Corners Pkwy, Charlotte, NC 28269

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

 TAT TECHNOLOGIES LTD.

TAT Technologies Ltd. (the “Company”) hereby furnishes the following documents:

Item/Exhibit No.	Description
99.1	Unaudited condensed consolidated financial statements as of June 30, 2026 and for the three and six months ended June 30, 2026 and 2025

99.2	Operating and financial review and prospects

This Report on Form 6-K and related exhibits are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-286699 and 333-294411) and Form S-8 (File Nos.333-268906, and 333-286702), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: August 4, 2026